FORM 4            U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Check this box if no longer           OMB APPROVAL
     subject to Section 16.  Form 4 or     OME Number 3235-0287
     Form 5 obligations may continue.      Expires:April 30,1997
     See Instruction 1(b).                   Estimated average
                                             burden hours per
                                             response .. 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934. Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     St. Mary Minerals Inc.
       (Last)           (First)      (Middle)

     1776 Lincoln Street, Suite 1100
             (Street)

     Denver            CO          80203
        (City)             (State)       (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Summo Minerals Corporation (DOTK)

3.   IRS or Social Security Number of Reporting Persons
     (Voluntary)



4.   Statement for Month/Year

     11/96

5.   If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

         Director                   X  10% Owner
         Officer (give title           Other (specify
                   below)                      below)

                                 TABLE I
                    NON-DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of              2. Transaction      3. Transaction
   Security                 Date                Code

   Common Stock        11/12/96         P

4. Securities Acquired (A) or Disposed of (D)

   Amount                     (A) or (D)          Price

616,090                  A              $677,700 Canadian


5. Amount of Securities Beneficially Owned at End of Month

     15,755,183


6. Ownership Form: Direct (D) or Indirect (I)
     D

7. Nature of Indirect Beneficial Ownership not applicable



                                TABLE II
                      DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security
     Common Stock Purchase Warrants


2. Conversion or Exercise Price of Derivative Security
     $1.10 Canadian

3. Transaction Date (Month/Day/Year)

     11/12/96

4. Transaction Code

   (P)

5. Number of Derivative Securities Acquired (A) or Disposed of (D)

   (A)     616,090

6. Date Exercisable:     Expiration Date (Month/Day/Year)
     11/12/96       Expire 11/1298


7. Title and Amount of Underlying Securities
   Common    616,090


8. Price of Derivative Security
          not applicable

9.  Number of Derivative Securities Beneficially Owned at End of
    Month
          6,111,090

10. Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)

    (D)

11. Nature of Indirect Beneficial Ownership not applicable

Explanation of Responses:


                    /s/ Mark A. Hellerstein  November 15, 1996
                    Mark A. Hellerstein      Date
                    Signature of Reporting
                          Person

**   Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15  U.S.C.
78ff(a).

NOTE: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.